Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175340

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 7 DATED DECEMBER 11, 2012

TO THE PROSPECTUS DATED APRIL 17, 2012

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated April 17, 2012 (the “Prospectus”), as supplemented by Supplement No. 5 dated October 12, 2012 and Supplement No. 6 dated November 28, 2012. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following new subsection is inserted before the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Joint Venture Agreement” on page 87 of the Prospectus. The disclosure in Section A of Supplement No. 6, dated November 28, 2012, is hereby superseded:

National Distribution Portfolio

On December 5, 2012, one of our wholly-owned subsidiaries, IIT Acquisitions LLC, as the buyer, acquired from Industrial Property Fund VI, LLC, as the seller, a 100% fee interest in 12 industrial buildings aggregating approximately 3.7 million square feet on 197.6 acres, which we refer to collectively herein as the “National Distribution Portfolio.” The buildings are located in the markets of Atlanta, Georgia; Chicago, Illinois; Fort Lauderdale, Florida; and Memphis, Tennessee. The National Distribution Portfolio is 94% leased to 20 customers with an average remaining lease term (based on square feet) of 5.4 years. Two customers in the National Distribution Portfolio individually lease more than 10% of the rentable area of the National Distribution Portfolio, as described below:

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Flextronics Logistics, USA, Inc., or Flextronics Logistics, a distribution, fulfillment, and logistics company for electronic products, leases approximately 0.4 million square feet, or approximately 12% of the portfolio’s rentable area, under a lease that expires in October 2015 with no options to extend. The annual base rent under the lease is currently approximately $1.3 million and is subject to rent escalations of approximately 2% every year beginning in November 2013. Flextronics Logistics has a one-time option to terminate the lease, which expires on February 28, 2013. If Flextronics Logistics elects to terminate pursuant to this option, it will be required to pay us a termination payment of approximately $2.5 million.

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Priority Fulfillment Services, Inc., an e-commerce and business process outsourcing company, leases approximately 0.4 million square feet, or approximately 12% of the portfolio’s rentable area, under a lease that expires in April 2015 with one option to extend the lease for a period of three years. The annual base rent under the lease is currently approximately $1.2 million and is not subject to any rent escalations.

In general, the customers will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs of the property.

Our management currently believes that the National Distribution Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and that the National Distribution Portfolio is adequately covered by insurance. There are a number of comparable facilities in the vicinity of the National Distribution Portfolio that may compete with this portfolio. The cost of the National Distribution Portfolio (excluding the cost attributable to land) is depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total aggregate purchase price was approximately $180.0 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. We estimate that the purchase price capitalization rate is approximately 6.5%. Pursuant to the terms of the Advisory Agreement, we paid an acquisition fee to the Advisor of approximately $1.8 million, equal to 1.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering.

The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the National Distribution Portfolio for each of the past five years ended December 31:

Year Ended December 31	Weighted-Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (1)
2007	100%	$3.51
2008	95%	$3.58
2009	85%	$3.68(2)
2010	84%	$3.59
2011	89%	$3.70(2)

(1)	Average effective annual gross rent per lease square foot for each year is calculated by dividing such year’s gross total rental revenue (excluding operating expense recoveries) by the weighted-average square footage under lease during such year.
(2)	The average effective annual gross rent per leased square foot, including customer concessions, for the years ended December 31, 2009 and 2011, was $3.23 and $3.27, respectively.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for the National Distribution Portfolio:

	Number of Leases	Gross Leasable Area		Annualized Base Rental Income of Expiring Leases (1)	Percent of Total Annualized Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2012	—	—	—	—	—
2013	1	63,800	2%	$611,530	4%
2014	—	—	—	—	—
2015	7	1,694,191	46%	$6,212,809	40%
2016	3	236,929	6%	$1,101,662	7%
2017	2	164,957	5%	$781,004	5%
2018	—	—	—	—	—
2019	2	84,714	2%	$1,081,508	7%
2020	—	—	—	—	—
2021	2	358,200	10%	$2,820,353	18%

(1)	Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first month with a positive rent value is used.